FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

CNPJ/ME Noº 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), pursuant to Law No. 6,404, of December 15, 1976, as in force and Resolution No. 44, of August 23, 2021 of the Brazilian Securities Commission (CVM), informs its shareholders and the market in general what follows.

The Company entered into a Private Instrument of Sale and Purchase through which it committed to sell definitely its real estate property located at Avenida das Américas, nº 1510, Barra da Tijuca, in the city of Rio de Janeiro, state of Rio de Janeiro, where it previously operated an Extra hypermarket. This transaction was celebrated by the value of R$247 million and it is subject to the fulfillment of certain conditions set forth in the agreement. Once all conditions are completed, the transaction amount must be fully paid by the buyer during the 3rd quarter of 2023. In addition to the cash inflow from the sale, the transaction will avoid approximately R$ 9 million per year in maintenance expenses linked to the property, which has been inactive since October 2022.

The operation is part of the plan to reduce the Company's financial leverage throughout 2023 and 2024, contributing to the reduction of the net debt and reinforcement of its capital structure. Within the context of the leverage reduction plan, the Company expects to: (i) complete the sale of other non-core assets; (ii) implement operational improvements aiming to achieve the adjusted EBITDA margin target of 8% to 9% in 2024, as per the projection disclosed on the material fact published on December 7, 2022; and (iii) sell its remaining stake in Grupo Éxito.

GPA will keep the market and its shareholders informed of any new information on the matter.

São Paulo, September 4th, 2023.

Rafael Sirotsky Russowsky

Vice President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 04, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.